SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For October 19, 2006


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
               ---------------------------------------------------
                         Tsimshatsui Kowloon, Hong Kong
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

               Form 20-F [X]                    Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes [ ]                          No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2006
                          TO BE HELD NOVEMBER 16, 2006

     Notice is hereby given that an annual meeting of the shareholders (the "Shareholders") of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), will be held at 11:00 a.m., local time, on November 16, 2006, at 59 Da Yang Road, Da Yang Synthetical Develop District, Fu Yong, Shenzhen, China, and any adjournments or postponements thereof (the "Meeting" or "Annual Meeting") for the following purposes:

     1. To elect five (5) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified;

     2. To ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2007; and

     3. To consider and act upon such other business as may properly come before the Meeting.

     Only Shareholders of record at the close of business on October 10, 2006, shall be entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person.


By Order of the Board of Directors




Anthony So, Chairman and Chief Executive Officer
Hong Kong
October 16, 2006


IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING AND WISH YOUR SHARES OF COMMON STOCK TO BE VOTED, YOU ARE REQUESTED TO SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.

                      BONSO ELECTRONICS INTERNATIONAL INC.
                                 Star House 11/F
                                Unit 1106 - 1110
                                3 Salisbury Road
                                   Tsimshatsui
                               Kowloon, Hong Kong

                                 PROXY STATEMENT
                             DATED OCTOBER 16, 2006

                         ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2006
                         TO BE HELD ON NOVEMBER 16, 2006

                                     GENERAL
                                     -------

     This Proxy Statement is being furnished to the shareholders of Bonso Electronics International Inc. ("Bonso" or the "Corporation") in connection with the solicitation of proxies by the Board of Directors of the Corporation (the "Board of Directors") from the shareholders of the Corporation ("Shareholders") for use at the Annual Meeting of the Shareholders to be held at 11:00 a.m., local time, on November 16, 2006, at the 59 Da Yang Road, Da Yang Synthetical Develop District, Fu Yong, Shenzhen, China, and any adjournments or postponements thereof (the "Meeting"). This Proxy Statement, Notice of Annual Meeting of Shareholders, and the accompanying Proxy Card are first being mailed to Shareholders on or about October 16, 2006.

                       VOTING SECURITIES AND VOTE REQUIRED
                       -----------------------------------

     Only Shareholders of record at the close of business on October 10, 2006 (the "Record Date"), are entitled to notice of and to vote the shares of Common Stock of the Corporation held by them on such date at the Meeting. As of the Record Date, 5,577,639 shares of Common Stock were outstanding. There was no other class of voting securities outstanding at that date. Each share of Common Stock held by a Shareholder entitles such Shareholder to one vote on each matter that is voted upon at the Meeting.

     The presence, in person or by proxy, of the holders of one-third of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting. Abstentions and broker "non-votes" will be counted toward determining the presence of a quorum for the transaction of business. Assuming that a quorum is present, in the election of directors, the five nominees receiving the highest number of affirmative votes will be elected. Accordingly, abstentions and broker "non-votes" will have no effect in determining which nominees have been elected directors. Assuming that a quorum is present, the ratification of the selection of PricewaterhouseCoopers as the Corporation's public accountants for the fiscal year ending March 31, 2007 will require the affirmative vote of a majority of the shares of the Corporation's Common Stock present in person or represented by proxy at the Annual Meeting. As a result, abstentions and broker "non-votes" will have the effect of a vote against the ratification of the selection of PricewaterhouseCoopers.

     If the accompanying Proxy Card is properly signed and returned to the Corporation and not revoked, it will be voted in accordance with the instructions contained therein. Unless contrary instructions are given, the persons designated as proxy holders in the accompanying Proxy Card will vote "FOR" each of the five director nominees named in this Proxy Statement and "FOR the ratification of the selection of PricewaterhouseCoopers as the Corporation's independent public accountants for the fiscal year ending March 31, 2007. Each Proxy granted by a Shareholder may be revoked by such Shareholder at any time thereafter by writing to the Secretary of the Corporation prior to the Meeting, or by execution and delivery of a subsequent Proxy or by attendance and voting in person at the Meeting, except as to any matter or matters upon which, prior to such revocation, a vote shall be cast pursuant to the authority conferred by such Proxy.

     The cost of soliciting these Proxies, consisting of the printing, handling, and mailing of the Proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of Common Stock, will be paid by the Corporation.

     In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Corporation to solicit Proxies by telephone, facsimile or in person. These persons will receive no extra compensation for their services.


                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT
                              ---------------------

     The following table shows the number of shares of Common Stock beneficially owned by each shareholder of the Corporation who beneficially owns 5% or more of the Corporation's Common Stock and the Corporation's directors and executive officers, both individually and as a group, as of September 8, 2006:

                                                                                    Total
                                                                                  Number of
                                                                                  Shares of
                                    Shares of                                      Common        Percent
                                   Common Stock                                     Stock          of
                                     Owned of              Options and           Beneficially   Beneficial
         Name                         Record              Warrants Held             Owned       Ownership
         ----                         ------              -------------             -----       ---------
Anthony So                         1,626,195(1)      636,500(2)                   2,262,695      36.41%

Kim Wah Chung                            93,700      115,000(3)(4)(5)               208,700       3.67%

Cathy Kit Teng Pang                      35,438      115,000(3)(4)(5)               150,438       2.64%

Henry F. Schlueter                       34,000      40,000(6)(11)(12)(13)           74,000       1.32%

Woo-Ping Fok                             64,407      50,000(8)(10)(11)(12)(13)      114,407       2.03%

George O'Leary                                0      40,000(8)(10)(11)(12)           40,000       0.71%

J. Stewart Jackson IV                462,575(9)      60,000(7)10)(11) (12)(13)      522,575       9.27%



All Directors and Officers as a       2,316,315      1,056,500                    3,372,815      56.05%
group (7 persons)

W. Douglas Moreland                     501,000      0                              501,000       8.99%
Royce & Associates LLC                  297,000      0                              297,000       5.32%

----------
(1)  Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2)  Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase
     128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.


(3) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(4) Includes options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, and options to purchase
     20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012.
(5) Includes options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(7) Includes options to purchase 10,000 shares of common stock at an exercise price of $2.55 expiring on October 15, 2011 and 10,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.
(9)  Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr.
     Jackson's wife.
(10) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011.
(11) Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014.
(12) Includes options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014.
(13) Includes options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

     There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.

                                BOARD COMMITTEES

     Mr. Woo Ping Fok is the sole member of the Audit Committee. Mr. Fok is "independent" as defined in the NASDAQ listing standards.

     The Audit Committee was established to (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee, which was amended effective June 30, 2005.

                     COMPENSATION OF OFFICERS AND DIRECTORS

     The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2006 to all directors and officers as a group for services in all capacities was approximately $1,098,637, including compensation in the form of housing in Hong Kong for our Chairman and our Director of Engineering and Research and Development, which is consistent with the practice of other companies in Hong Kong. Total compensation for the benefit of Anthony So was $583,215, for the benefit of Cathy Kit Teng Pang was $113,913, for the benefit of Kim Wah Chung was $137,990, for the benefit of Mr. George O'Leary was $240,000, and for the benefit of Henry F. Schlueter was an aggregate of $23,519 which was paid to his law firm, Schlueter & Associates, P. C. for legal services rendered and expenses incurred.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2006, other than contributions to our Provident Fund Plan which aggregated $33,862 for officers and directors during the fiscal year ended March 31, 2006.

Employment Agreements

     We have employment agreements with Anthony So, Kim Wah Chung and Cathy Kit Teng Pang. The employment agreements expire on March 31, 2008; however, they are automatically renewable on an annual basis for additional one-year increments. Mr. So's employment agreement provides for a salary of $700,000 per year plus bonus. Mr. Chung's employment agreement provides for a salary of $150,000 per year plus bonus and Ms. Pang's employment agreement provides for a salary of $130,000 per year plus bonus. The employment agreements contain provisions under which we will be obligated to pay Mr. So, Mr. Chung and Ms. Pang all compensation for the remainder of their employment agreements and five times their annual salary and bonus compensation upon a change of control, as defined in the agreements.

     During the fiscal year ended March 31, 2006, the amounts paid to Mr. So, Mr. Chung and Ms. Pang were less than the yearly salaries provided for in their employment agreements. See "Compensation." Mr. So, Mr. Chung and Ms. Pang waived the right to be paid the amount representing the deficiency between the actual amounts paid to them and the amount provided for in their employment agreements.

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at September 8, 2006:

                          Number of Common Shares    Exercise Price
       Name               Subject to Stock Options      Per Share       Expiration Date
       ----               ------------------------      ---------       ---------------
Anthony So                         158,000                $8.00        January  6, 2010
                                   128,000                $3.65        April 9, 2011
                                   128,000                $2.50        March 6, 2012
                                   222,500                $1.61        March 31, 2013
Kim Wah Chung                       20,000                $8.00        January  6, 2010
                                    20,000                $3.65        April 9, 2011
                                    20,000                $2.50        March 6, 2012
                                    55,000                $1.61        March 31, 2013
Cathy Kit Teng Pang                 20,000                $8.00        January  6, 2010
                                    20,000                $3.65        April 9, 2011
                                    20,000                $2.50        March 6, 2012
                                    55,000                $1.61        March 31, 2013
Woo-Ping Fok                        10,000                $8.125       January 12, 2010
                                    10,000                $7.875       January 9, 2011
                                    10,000                $6.12        March 25, 2014
                                    10,000                $6.20        September 12, 2014
                                    10,000                $4.50        December 4, 2015
J. Stewart Jackson IV               10,000                $7.875       January 9, 2011
                                    10,000                $2.55        October 15, 2011
                                    10,000                $1.61        March 31, 2013
                                    10,000                $6.12        March 25, 2014
                                    10,000                $6.20        September 12, 2014
                                    10,000                $4.50        December 4, 2015
Henry F. Schlueter                  10,000                $8.00        January 6, 2010
                                    10,000                $6.12        March 25, 2014
                                    10,000                $6.20        September 12, 2014
                                    10,000                $4.50        December 4, 2015


Directors

     Except for that mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities. However, outside directors receive stock options pursuant to the 2004 Stock Bonus Plan and have been granted other options. (See "Options of Directors and Senior Management" above and "Compensation Pursuant to Options to Purchase Common Stock" below.) All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

Provident Fund Plan

     With effect from January 1, 1988, Bonso Electronics Limited ("BEL"), our wholly-owned foreign subsidiary, started a Provident Fund Plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the Plan.

     Members of the Plan are required to contribute 5% of their monthly salary. The contribution by BEL is as follows:

      Years of Service                      % of salary as BEL's contribution
      ----------------                      ---------------------------------

     Less than 5 years                                    5.0%
     5 to 10 years                                        7.5%
     More than 10 years                                   10.0%

     The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government commencing in December 2000. BEL joined the MPF with a major international assurance company. All permanent full time employees who joined BEL in or after December 2000, excluding factory workers, are eligible to join the MPF. Members' and employers' contributions to the MPF are both at 5% of the members' monthly salaries and are subject to a maximum contribution of HK $1,000 monthly.

     At normal retirement age, death or ill health, the member shall be entitled to receive from the Plan a lump sum equal to the total of the member's and BEL's contributions plus the return on their investment. On resignation prior to normal retirement age, a member shall be entitled to receive from the Plan a lump sum equal to the member's contributions plus a percentage of the employer's balance determined in accordance with a predetermined set scale.

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2004, 2005 and 2006 amounted to $77,402, $83,277 and $95,339, respectively.

Compensation Pursuant to Options to Purchase Common Stock

     Employee directors may receive stock options pursuant to the Corporation's 1996 Stock Option Plan. In October 1996, the Board of Directors adopted the 1996 Stock Option Plan which provided for the grant of options to purchase an aggregate of not more than 400,000 shares of the Corporation's Common Stock. In January 2000, the Shareholders approved the proposal of the Board of Directors to increase the aggregate number of shares of Common Stock for which options may be granted under the 1996 Stock Option Plan from 400,000 shares to 900,000 shares. The purpose of the 1996 Stock Option Plan is to make options available to management and employees of the Corporation in order to encourage them to secure or increase on reasonable terms their ownership of Common Stock in the Corporation and to encourage them to remain in the employ of the Corporation.

     The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan are transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 1996 Stock Option Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the committee administering the 1996 Stock Option Plan.

     On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the "2004 Plan") which provides for the grant of up to 600,000 shares of the Corporation's Common Stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan.

     The purpose of the 2004 Plan is to induce key employees to remain in the employ of the Corporation and to encourage such employees to secure or increase on reasonable terms their Common Stock ownership in the Corporation. The Corporation believes that the Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Corporation.

     The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Corporation. The committee members currently are Anthony So and Woo Ping Fok. The committee determines the specific terms of the options granted, including the employees to be granted options under the 2004 Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the 2004 Plan are transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 2004 Stock Option Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the committee administering the 2004 Plan.

     As of September 8, 2006, no stock options have been granted under the 2004 Plan.

     On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the "Stock Bonus Plan") which authorizes the issuance of up to 500,000 shares of the Corporation's Common Stock in the form of stock bonuses.

     The purpose of the Stock Bonus Plan is to: (i) induce key employees to remain in the employ of the Corporation, or of any subsidiary of the Corporation; (ii) increase the stock ownership of key employees; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Corporation, or any of its subsidiaries. The Corporation believes that Stock Bonus Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Corporation

     The Stock Bonus Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Corporation. The initial committee members are Anthony So and Woo Ping Fok. The committee has the authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares;
(ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

     As of September 8, 2006, no stock bonuses have been granted under the Stock Bonus Plan

                              CERTAIN TRANSACTIONS

     Over the years, the Corporation has provided to and received cash advances from its officers and directors. In October 1994, the Board of Directors adopted a policy prohibiting the Corporation from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Corporation, and limiting the Corporation's ability to make such loans, advances or guarantees to officers of the Corporation or its subsidiaries unless a majority of independent, disinterested outside directors determine that such loan, advance or guarantee may reasonably be expected to benefit the Corporation. Further, all future material affiliated transactions, loans and loan guarantees, if any, will be made on terms that are no less favorable to the Corporation than those that are generally available from unaffiliated third parties. The Corporation has neither provided nor received any cash advances to its officers or directors since this policy was adopted.

     It is common practice in Hong Kong/PRC, the location of the Corporation's principal executive offices, to provide a housing allowance or living accommodations for senior executives as part of their compensation. One of the Corporation's properties in Hong Kong is provided to Mr. So as part of his compensation. The Corporation also provides Mr. Chung with a housing allowance.

     During the fiscal year ended March 31, 2006 we paid Schlueter & Associates, P.C. an aggregate of $23,519 for legal fees and expenses. Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

                                   PROPOSAL 1

                              ELECTION OF FIVE (5)
                PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

     The Corporation's directors are elected annually to serve until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

     Unless otherwise directed by Shareholders, the proxy holders named in the accompanying Proxy will vote all shares represented by Proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation's Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

     Anthony So, 63, is the founder of Bonso. He has been our Chairman of the Board of Directors, Chief Financial Officer and Treasurer since inception, and our Secretary since July 1991. Mr. So was also our CEO and President from the inception of the Corporation until January 2005 and was appointed to these positions again on October 1, 2006. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master's degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     Kim Wah Chung, 48, has been a director since September 1994. Mr. Chung has been employed by us since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development. Mr. Chung's entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments. Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a bachelor of science degree in electronics.

     Woo-Ping Fok, 57, was elected to our Board of Directors in September 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a partner with Wong & Fok. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

     J. Stewart Jackson IV, 70, has been a director since January 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc. Mr. Jackson served as Chief Executive Officer of Jackson Burglar Alarm Co. from February 1998 to October 2005. Mr. Jackson has served as the Chief Executive Officer of J S J Corporation. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

     Henry F. Schlueter, 55, has been a director since October 2001, and has been our Assistant Secretary since October 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar.

     There are no family relationships between any of our directors and executive officers.

     No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

     The Board of Directors recommends a vote FOR the election of each of the five (5) nominees named above as directors of the Corporation.

                                   PROPOSAL 2

                    RATIFICATION OF SELECTION OF ACCOUNTANTS

     The Board of Directors has selected PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2007, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by Shareholders at the Annual Meeting.

     Unless otherwise directed by Shareholders, the proxy holder named in the accompanying Proxies will vote all shares represented by Proxies held by him to ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2007.

Fees Paid to the Independent Auditors

     Audit Fees
     ----------

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the fiscal year ended March 31, 2006 were $236,538 and for the fiscal year ended March 31, 2005 were $220,000.

     Audit Related Fees
     ------------------

     There were no fees billed by PricewaterhouseCoopers for professional services rendered for assurance and related services provided by PricewaterhouseCoopers that were reasonably related to the performance of the audit and are not reported above under "Audit Fees" for the fiscal year ended March 31, 2006 and for the fiscal year ended March 31, 2005.

     Tax Fees
     --------

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2006 were $6,000 and for the fiscal year ended March 31, 2005 were $6,000.

Board Recommendation

     The Board of Directors recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2007.

GENERAL

Other Matters

     The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Meeting, it is the intention of the proxy holder named in the accompanying Proxy to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed Proxy.


                                  By Order of the Board of Directors


                                  Anthony So, Chairman of the Board of Directors

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date: October 19, 2006                   By: /s/ Henry F. Schlueter
      ----------------                   ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary